Trading Statement Q1 2005
                                   Our highlights:

                                   > Consolidated first quarter 2005 net sales
First Quarter 2005                   amounted to EUR 13.0 billion
net sales                          > Decline of 1.0% compared to same period
                                     last year
                                   > Net sales impacted by lower currency
                                     exchange rates
                                   > Consolidated first quarter net sales growth
                                     excluding currency impact was 2.6%
                                   > First trading statement under IFRS



     Zaandam, The Netherlands, May 12, 2005 - Ahold today announced consolidated net sales (excluding VAT) of EUR 13.0 billion for the first quarter of 2005 (16 weeks: January 3, 2005 - April 24, 2005), a decline of 1.0% compared to the same period last year (Q1 2004: EUR
     13.1 billion). Net sales were impacted by lower currency exchange rates, in particular that of the U.S. dollar. Net sales excluding currency impact increased by 2.6% in the first quarter of 2005.

     The numbers presented in this trading statement include net sales accounted for in accordance with International Financial Reporting Standards ("IFRS"), which is Ahold's primary GAAP as from 2005. The impact from the adoption of IFRS is discussed under "Adoption of IFRS" below.

     The net sales numbers presented in this press release are preliminary and unaudited.

     Ahold Corporate Communications: +31 (0)75 - 659 5720



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                                                                         2005015

Net sales per segment (excluding VAT)
-----------------------------------------------------------------------------------------
in millions of EUR unless otherwise stated

                                                    Q1             Q1
                                                   2005           2004*       % change

     Stop & Shop/Giant-Landover Arena   USD       5,030          4,807          4.6%
Stop & Shop/Giant-Landover Arena                     3,848          3,870          (0.6%)
     Giant-Carlisle/Tops Arena          USD       1,949          1,916          1.7%
Giant-Carlisle/Tops Arena                            1,491          1,542          (3.3%)
Albert Heijn Arena                                   2,003          1,922           4.2%
Central Europe Arena                                   406            354          14.7%
Schuitema**                                            940            942          (0.2%)
Rest of World                                            -              -               -
---------------------------------------         -----------------------------------------
Total retail                                         8,688          8,630           0.7%

     U.S. Foodservice                   USD       5,592          5,542          0.9%
U.S. Foodservice                                     4,278          4,462          (4.1%)

Group Support Office                                     -              -               -

Ahold Group                                         12,966         13,092          (1.0%)
---------------------------------------         -----------------------------------------

Average U.S. Dollar exchange rate
(USD/EUR)                                           0.7651         0.8051          (5.0%)

Unconsolidated JVs and equity investees              2,610          2,631          (0.8%)
-----------------------------------------------------------------------------------------

* Comparative Q1 2004 numbers were adjusted for discontinued operations in accordance with IFRS.
** Due to the divestment of our Spanish operations, Schuitema is the only remaining consolidated entity within the segment previously named "Other Europe".

Stop & Shop/Giant-Landover Arena
o Net sales at our Stop & Shop/Giant-Landover Arena in the first quarter of 2005 increased by 4.6% to USD 5.0 billion (Q1 2004: USD 4.8 billion). Net sales in the first quarter of 2005 included USD 83 million of net sales to BI-LO and Bruno's, which prior to their sale in the first quarter, were eliminated as intercompany sales.
o Identical sales at Stop & Shop declined by 0.2%, while identical sales at Giant-Landover declined by 3.6%. Identical sales at both Stop & Shop and Giant-Landover continue to reflect the impact of primarily competitive store openings.
o Comparable sales at Stop & Shop increased by 0.2%, while comparable sales at Giant-Landover declined by 3.0%.
o    Peapod continues to show strong net sales.


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
Giant-Carlisle/Tops Arena
o Net sales at our Giant-Carlisle/Tops Arena in the first quarter of 2005 increased by 1.7% to USD 1.9 billion (Q1 2004: USD 1.9 billion).
o Identical sales at Giant-Carlisle increased by 3.7% mainly due to growth in sales per customer driven by our successful customer loyalty programs within a very competitive market. Identical sales at Tops declined by 1.2% mostly impacted by a lower identical customer count.
o Comparable sales at Giant-Carlisle increased by 4.6%, while comparable sales at Tops declined by 1.0%.

Albert Heijn Arena
o Net sales at our Albert Heijn Arena in the first quarter of 2005 increased by 4.2% to EUR 2.0 billion (Q1 2004: EUR 1.9 billion).
o    Albert Heijn net sales increased by 4.9% to EUR 1.8 billion (Q1 2004: EUR
     1.7 billion). Albert Heijn continued its repositioning program in the Dutch retail market by, among other things, repositioning the Health, Beauty and Care categories in this quarter.
o In a deflationary market, identical sales at Albert Heijn increased by 4.3%, primarily as a result of a higher number of customer visits.

Central Europe Arena
o Net sales at our Central Europe Arena in the first quarter of 2005 increased by 14.7% to EUR 406 million (Q1 2004: EUR 354 million). The net sales growth in the first quarter of 2005 excluding currency impact was 2.5%. Excluding the Polish hypermarkets which were divested during the first quarter, this growth would have been 9.3% in local currencies.
o The identical sales growth of our compact hypermarkets and supermarkets in Central Europe was positive, resulting from more customers despite a lower average basket size. Identical sales for the entire Arena declined by 0.6% mainly due to our divested hypermarkets in Poland that were still included for two months.

Schuitema
o Net sales at Schuitema in the first quarter of 2005 were substantially at the same level as in the first quarter of 2004 (EUR 0.9 billion).
o Despite the ongoing price competition, Schuitema was able to sustain the same level of net sales mainly as a result of higher volumes.

U.S. Foodservice
o In the first quarter of 2005, U.S. Foodservice net sales increased by 0.9% to USD 5.6 billion (Q1 2004: USD 5.5 billion).
o Net sales for the quarter were negatively impacted by approximately 3% as a result of the company's national account customer rationalization program.
o Food price inflation continued to be the primary driver of the overall net sales growth.

Unconsolidated joint ventures and equity investees
o Net sales at our unconsolidated joint ventures and equity investees in the first quarter of 2005 decreased by 0.8% to EUR 2.6 billion (Q1 2004: EUR
     2.6 billion).
o At ICA, the first quarter 2005 net sales decreased by 4.5% to SEK 16.6 billion (Q1 2004: SEK 17.4 billion), mainly due to entering into a 50/50 unconsolidated joint venture involving Kesko and ICA's Baltic operations in January 2005 and the sale of the Danish operations in August 2004.
o Net sales at ICA Sweden increased due to a successful price-repositioning campaign which began in March. Net sales at ICA Norway were under pressure as a result of increased competition from price focused retail players.


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
Adoption of IFRS

This trading statement includes net sales accounted for in accordance with International Financial Reporting Standards ("IFRS"), which is Ahold's primary GAAP as from 2005. The transition to IFRS did not have an impact on the revenue recognition criteria. However, the net sales presented in this trading statement (including comparative figures for the first quarter of 2004) are impacted by IFRS with respect to discontinued operations. Under Dutch GAAP, the results from operations that qualify as discontinued operations are included in continuing operations in the statement of operations until the date the operations are sold. Under IFRS, the results from operations that qualify as discontinued operations are presented separately from continuing operations in the statement of operations. As required under IFRS, the prior year net sales figures included as comparatives in this trading statement have been adjusted to exclude net sales from discontinued operations. Following is a reconciliation between reported net sales in Q1 2004 under Dutch GAAP and comparative net sales under IFRS for the same period:

in millions
Net sales as reported in Q1 2004 under Dutch GAAP      EUR 15,370
Net sales in Q1 2004 from discontinued operations      (EUR 2,278)
------------------------------------------------------------------
Net sales as reported in Q1 2004 under IFRS            EUR 13,092

The following operations qualified as discontinued operations under IFRS at the end of the first quarter of 2005:

Bompreco/Hipercard            divested in the first quarter of 2004
Thailand                      divested in the first quarter of 2004
Spain                         divested in the fourth quarter of 2004
Disco                         divested* in the fourth quarter of 2004
BI-LO/Bruno's                 divested in the first quarter of 2005
G. Barbosa                    divested in the first quarter of 2005
Deli XL                       divestment planned in 2005

* Ownership of approximately 85% of the outstanding shares in Disco has been transferred; Ahold intends to transfer the remaining Disco shares as soon as legally possible.

Definitions
o    Identical sales compare sales from exactly the same stores.
o    Comparable sales are identical sales plus sales from replacement stores.
o Currency impact: the impact of using different exchange rates to translate the financial figures of our subsidiaries to Euros. The financial figures of the previous year are recalculated using the actual exchange rates in order to understand the currency impact.

Disclaimer
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the divestment of Deli XL and the timing thereof and the transfer of the remaining approximately 15% of the Disco shares. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in the forward-looking statements include, but are not limited to, the ability of Ahold to find a buyer for Deli XL and to reach an agreement acceptable to it, the inability to address, or delays in addressing, legal obstacles to the consummation of any resulting transaction, the inability to satisfy, or delays in satisfying, other closing conditions for any such transaction, any inability to transfer, or delay in transferring, the remaining approximately 15% of the Disco shares, the inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale and/or transfer of Disco shares and other legal obstacles to the completion of the transaction, actions of courts, law enforcement agencies, government agencies and other third parties, and other factors some of which are discussed in the public filings of Ahold. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."


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